SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D
                        (Amendment No. 1)


            Under the Securities Exchange Act of 1934

               The Gabelli Convertible Securities Fund, Inc.
                        (Name of Issuer)


            Capital Stock Par Value $0.001 Per Share
                (Title of Class and Securities)


                           36240B109
              (CUSIP Number of Class of Securities)



          J. Hamilton Crawford Jr. , Gabelli Funds, Inc.,
     One Corporate Center, Rye, NY 10580-1434 (914) 921-5067
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                           May 8, 1995
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this State-ment because of Rule 13D-1(b)(3) or (4), check the following box:
                                                        ____
                                                       /___/


Check the following box if a fee is being paid with this State-
ment:
                                                       _____
                                                      /    /

_________________________________________________________________

CUSIP No. 36240B109                                           13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Funds, Inc.            I.D. No. 13-3056041
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /  x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     15,273 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None  (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     15,273 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,273 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.19%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      HC
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_____________________________________

CUSIP No. 36240B109                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      GAMCO Investors, Inc.              I.D. No. 13-2951242
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO:  Funds of investment advisory clients
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /  x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     410,381 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     410,381 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      410,381 (Item 5)
_________________________________________________________________

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      5.07%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IA
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_______________________________________

CUSIP No. 36240B109                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Mario J. Gabelli                  I.D. No. ###-##-####
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     / x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     61,248 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     61,248 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      61,248   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.76%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
____________________________________

CUSIP No. 36240B109                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      GLI, Inc.                         I.D. No. 13-3256022
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      AF:  Funds of Gabelli-Rosenthal & Partners, L.P.
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /  x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     2,101 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     2,101 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,101 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.03%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.   Security and Issuer

          The class of equity security to which this statement on form Schedule 13D relates is the capital stock, par value $0.001 per share ("Securities"), of The Gabelli Convertible Securities Fund, Inc., (the "Issuer"), a Maryland corporation, with princi-pal offices located at One Corporate Center, Rye, New York, 10580. The Issuer became subject to the requirements of Section 13(d) of the Securities Exchange Act of 1934 and the rules thereunder on March 31, 1995 when it converted from an open-end, diversified, management investment company to a closed-end, diversified, management investment company listed on the New York Stock Exchange. This Amendment No. 1 is designed to amend the initial filing made as of March 31, 1995 to revise certain of the information in the responses to Items 2 through 5 with respect to the Issuer and the ownership of its securities by the Reporting Persons.

Item 2.   Identity and Background
          This statement is being filed by Mario J. Gabelli ("Mr. Gabelli") and various entities which he directly or indirectly controls and for which he acts as chief investment officer.
These entities, except for Lynch Corporation ("Lynch"), Spinnaker Industries, Incorporated ("Spinnaker", formerly known as Safety Railway Services Corporation), Western New Mexico Telephone Company ("Western New Mexico") and Inter-Community Telephone Company ("Inter-Community") engage in various aspects of the securities business, primarily as investment advisor to various institutional and individual clients, including registered investment companies and pension plans, as broker/dealer and as managing general partner of various private investment partner-ships. Certain of these entities may also make investments for their own account.
          The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular Issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13D or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administra-tive uniformity, these persons have decided to file their benefi-cial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
          (a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Funds, Inc. ("GFI"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Securities, Inc. ("GS-I"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli Performance Partnership ("GPP"), GLI, Inc. ("GLI"), The Gabelli Associates Fund ("Gabelli Associates"), Gabelli Associates Limited ("GAL"), The Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"); Gabelli International Limited ("GIL"), Gabelli International II Limited ("GIL II"), ALCE Partners, L.P. ("ALCE- "), Gabelli Multimedia Partners, L.P. ("Multimedia Partners"), Mario J. Gabelli ("Mr. Gabelli"), Lynch, Spinnaker, Western New Mexico and Inter-Community. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
          GAMCO, a majority owned subsidiary of GFI, is an investment adviser registered under the Investment Advisers Act of 1940, as amended. GAMCO is a money manager providing discre-tionary managed account services in the equity area for employee benefit plans, private investors, endowments and foundations.
          Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the l934 Act, which as a part of its business regularly purchases and sells securities for its own account. In addition, shares are held for clients who have granted Gabelli & Company trading authorization over their investment accounts.
          GLI, a wholly-owned subsidiary of GSI, is a general partner of G&R Partners, a Delaware partnership ("G&R"), which, in turn ,is the general partner of Gabelli-Rosenthal & Partners, L.P., a Delaware limited partnership ("G-R"), whose primary busi-ness purpose is to do friendly leveraged buyouts. At the present time, G-R's sole business purpose is to monitor the existing portfolio investments.
          Gabelli Associates, a New York limited partnership, is a limited partnership whose primary business purpose is risk arbitrage investments. GSI and Mr. Gabelli are the general partners of Gabelli Associates.
          GAL is a corporation whose primary business purpose is risk arbitrage investments. Shares of GAL's Common Stock will be offered only to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors consisting primarily of pension and profit sharing trusts, charities and other tax-exempt entities. The investments of GAL are managed by Gabelli Securities, Inc. (the "Investment Manager") with Mr. Gabelli as the Chief Investment Officer.
          GSI, a majority owned subsidiary of GFI, is a holding company which as a part of its business regularly purchases and sells securities for its own account. It is the immediate parent of Gabelli & Company. In addition, GSI and Mr. Gabelli are the general partners of Gabelli Associates.
          Gabelli Funds, Inc., ("GFI") is the ultimate parent company for a variety of companies engaged in the securities business, each of which is named above. In addition, GFI is an investment adviser registered under the Investment Advisers Act of 1940, as amended. GFI is an investment adviser which present-ly serves as the invesment adviser to the Issuer and also pro-vides discretionary managed account services for the Issuer, The Gabelli Equity Trust, Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., The Gabelli Global Convertibles Securities Fund, The Gabelli Global Multime-dia Trust Inc., The Gabelli Global Interactive Couch Potato Fund and The Gabelli Capital Asset Fund which are registered manage-ment investment companies.
          The Plan, a qualified employee profit sharing plan, covers substantially all employees of GFI and its affiliates.
          GPP, a Delaware limited partnership, is a limited partnership whose primary business purpose is investments in securities. Mr. Gabelli is the general partner and chief invest-ment officer of GPP.
          GIL is a corporation whose primary business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for equity securit-ies in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL's Common Stock are offered only to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors consisting primarily of pension and profit sharing trusts, charities and other tax-exempt entities. The investments of GIL are managed by Mr. Gabelli (the "Investment Manager") who is also a director and Chairman of the Board of Directors of GIL.
          GIL II is a corporation whose primary business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for equity securit-ies in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL's II Common Stock are offered only to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors consisting primarily of pension and profit sharing trusts, charities and other tax-exempt entities. The investments of GIL II are managed by Mr. Gabelli (the "Investment Manager") who is also a director and Chairman of the Board of Directors of GIL II.
       ALCE is a Delaware private investment limited partnership that seeks long-term capital appreciation primarily through investment in public equity securities. GSI is a General Partner of ALCE.
       Multimedia Partners is a Delaware private investment limited partnership whose objective is to provide long-term capital appreciation by investing primarily in both public and private multimedia communications companies. GSI is a general partner of Multimedia Partners.
       Lynch, an Indiana corporation, is a diversified public company traded on the American Stock Exchange. Its subsidiaries are engaged in communications, services, securities brokerage and
manufactured products.   Spinnaker, a Delaware subsidiary of
Lynch, is also a public company and its stock is traded through the NASDAQ System. Spinnaker manufactures and sells industrial-process and air pollution control equipment. Another of Lynch's subsidiaries, Western New Mexico, provides telephone services in a service area in Southwestern New Mexico. Inter-Community, which is also a subsidiary of Lynch, provides local telephone
services in an area 40 miles west of Fargo, North Dakota.   Lynch
and Spinnaker actively pursue new business ventures and acquisi-tions. Lynch, Spinnaker, Western New Mexico and Inter-Community make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions (not in the case of Western New Mexico) and are not engaged in the business of investing, reinvesting, or trading in securities. Mr. Gabelli is Chairman of Lynch and owns benefi-cially 24.39% of the shares of Common stock of Lynch, including shares obtainable upon the conversion of the Convertible Deben-tures of Lynch.
          Mr. Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of GFI and the Chief Investment Officer for each of the Reporting Persons. GFI, in turn, is the majority stockholder of GAMCO. GFI is the majority stockholder of GSI. Gabelli & Company is a wholly-owned subsidiary of GSI. GLI is a wholly-owned subsidiary of GSI.
          The Reporting Persons do not admit that they constitute a group.
          GFI, GAMCO, Gabelli & Company and GLI are New York corporations and GSI are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580-1434. GPP is a Delaware limited partnership having its principal business office at 8 Sound Shore Drive, Greenwich, Connecticut, 06830. Gabelli Associates is a New York limited partnership having its principal business office at One Corporate Center, Rye, New York 10580-1434. GAL, GIL, and GIL II are corporations organized under the laws of the British Virgin Islands having their principal business office at c/o MeesPierson (Cayman) Limited, British American Centre, Dr. Roy's Drive-Phase 3, George Town, Grand Cayman, British West Indies. Lynch is an Indiana corporation having its principal business office at 8 Sound Shore Drive, Greenwich, CT 06830. Spinnaker is a Delaware corporation having its principal business office at 251 Welton Street, Hamden, CT 06511.
          For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
          (d) and (e) On December 8, 1994, the SEC instituted and simultaneously accepted offers for the settlement of an adminis-trative proceeding againts Gabelli & Company, Inc. The order instituting the proceeding included a finding, which Gabelli & Company and GAMCO neither admitted nor denied, that they failed to implement and maintain policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by not sepecifically addressing the special circumstances that arose from their affiliation with Lynch Corporation, a public company. To resolve this matter, Gabelli & Company and GAMCO agreed to cease and desist from violating Section 15(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Section 204A of the Investment Advisers Act of 1940 (the "1940 Act"), respectively. They further agreed to each pay a civil penalty in the amount of $50,000, and to retain, and adopt the recommenda-tions of, an independant consultant regarding their Section 15(f) and Section 204A policies and procedures.
          On December 13, 1991, the Virginia State Corporation Commission entered an order of settlement in final disposition of matters arising from an allegation that GAMCO had transacted business in Virginia as an investment adviser without having been registered as such under Virginia Code Section 13.1-504A or an exemption therefrom. GAMCO consented to the entry of the order without admitting or denying the allegation and without a hear-ing. The terms of the order provide that GAMCO would pay a fine and cots totalling fifty-five thousand dollars and would not transact business in Virginia as an investment adviser unless it was registered as such under section 13.1-504A or was exempt from registration.
     (f) - Reference is made to Schedule I hereto.

Item 3.   Source and Amount of Funds or Other Consideration
          All Reporting Persons used an aggregate of approximate-ly $3,912,131 to purchase its Securities. GAMCO used approxi-mately $3,703,813 of funds that were provided through the ac-counts of certain of their investment advisory clients (and, may be through borrowings from client margin accounts) in order to purchase the Securities for such clients. GFI used approximately $177,472 to purchase Securities for its own account.
          Mario J. Gabelli used approximately $30,846 of personal funds to purchase the Securities reported by him.

Item 4.   Purpose of Transaction
          The Reporting Persons, with the exceptions of Lynch and Spinnaker, are engaged in the business of securities analysis and investment and pursue an investment philosophy of identifying undervalued situations. In pursuing this investment philosophy, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invita-tion of management).
          Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer. In pursuing this investment philosophy, each Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities in particular, other developments and other investment opportunities, as well as the investment objectives and diversi-fication requirements of its shareholders or clients and its fiduciary duties to such shareholders or clients. Depending on such assessments, one or more of the Reporting Persons may acquire additional Securities or may determine to sell or other-wise dispose of all or some of its holdings of Securities. Al-though the Reporting Persons share the same basic investment philosophy and although portfolio decisions are made by or under the supervision of Mr. Gabelli, the investment objectives and diversification requirements of various clients differ from those of other clients so that one or more Reporting Persons may be acquiring Securities while others are disposing of Securities.
          With respect to voting of the Securities, the Reporting Persons have adopted general voting policies relating to voting on specified issues affecting corporate governance and sharehold-er values. Under these policies, the Reporting Persons generally vote all securities over which they have voting power in favor of cumulative voting, financially reasonable golden parachutes, one share one vote, management cash incentives and pre-emptive rights and against greenmail, poison pills, supermajority voting, blank check preferred stock and super-dilutive stock options. Excep-tions may be made when management otherwise demonstrates superior sensitivity to the needs of shareholders.
          Each of the Covered Persons who is not a Reporting Person has purchased the Securities reported herein as benefi-cially owned by him for investment for his own account or that of one or more members of his immediate family. Each such person may acquire additional Securities or dispose of some or all of the Securities reported herein with respect to him.
          Apart from this, as the investment adviser for the Issuer with investment discretion over the Issuer's assets, GFI may be deemed to have the ability to control the day-to-day operations of the Issuer. However, all decisions affecting the Issuer's dividend policy, corporate governance, and other matters specified in clauses (a) through (j) of Item 4 of the Schedule 13D form are subject to the approval of the Board of Directors of the Issuer. A majority of whom are considered to be independent of the Issuer and of GFI.
          Other than as described above, none of the Reporting Persons and none of the Covered Persons who is not a Reporting Person has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

Item 5.   Interest In Securities Of The Issuer
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 489,003 shares, repre-senting 6.04% of the 8,091,439 shares outstanding on March 31, 1995 as reported by the Issuer, the date of its conversion to closed-end investment company status as reflected in the response to Item 1 above. The Reporting Persons beneficially owned as of March 31, 1995 those Securities as follows:
                              Shares of           % of
                              Common              Class of
Name                          Stock               Common

GFI:
  As Principal                  15,273                0.19%
  As Agent                           0                0.00%


GAMCO
  As Principal                       0                0.00%
  As Agent                     410,381                5.07%


Mario J. Gabelli                61,248                0.76%


GLI                              2,101                0.03%


          Mr. Gabelli is deemed to have beneficial ownership of the Securities beneficially owned by each of the foregoing persons and GFI is deemed to have beneficial ownership of the securities owned beneficially by each of the foregoing persons other than Mr. Gabelli.
          (b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that, from time to time, GAMCO Investors, Inc. does not have authority to vote 100% of the shares, and except that the power of Mr. Gabelli and GFI is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
          (c) Information with respect to all transactions in the Securities which were effected during the past sixty days by each of the Reporting Persons and Covered Persons is set forth on
Schedule II annexed hereto and incorporated herein by reference.
          (d) The investment advisory and brokerage clients of GFI, GAMCO, Gabelli & Company, the partners of the various partnerships managed by GLI, Mr. Gabelli, and GSI (including GR&P, GPP, and Gabelli Associates, to the extent of their economic interest there-in) and the shareholders of GIL which Mr. Gabelli manages and GR&P which is managed by GSI have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisors, brokerage and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons. Except as noted, no such client or partner has an interest by virtue of such relationship that relates to more than 5% of the Securities. Neither Mr. Gabelli nor GFI nor any of such other Reporting Persons has an economic interest in any of the Securities reported herein except those reported as being directly beneficially owned by GFI, Mr. Gabelli, Gabelli & Company, GSI, GIL, GIL II, GAL, GPP, Lynch, Safety Railway and the Plan, and except those as to which GLI and Gabelli Associates have an interest through their general partner account in the partnerships managed by them.
          (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          The powers of disposition and voting of GFI, GAMCO, Gabelli & Company with respect to Securities owned beneficially by them on behalf of their investment advisory or brokerage clients, of GLI, Mr. Gabelli and GSI with respect to Securities owned beneficially by them on behalf of the partnerships which they directly or indirectly manage, and of GIL and GAL with respect to Securities owned beneficially by it on behalf of its shareholders, are held pursuant to written agreements with such clients and partnerships. The pertinent portions of forms of such agreements utilized by such Reporting Persons are filed as Exhibits hereto.

Item 7.   Material to be Filed as an Exhibit
          The following Exhibits B to I are incorporated herein by reference to Exhibits B to I on Schedule 13D of various Gabelli entities dated June 19, l989 relating to the Common Stock of Lincoln Telecommunications Company. The following Exhibit J is incorporated by reference to Exhibit J on Schedule 13D of various Gabelli entities dated August 26, 1988 relating to the Common Stock of United Inns, Inc. The following Exhibit K is incorporated by reference to Exhibit K on Amendment No. 3 to Schedule 13D of various Gabelli entities dated January 3, 1989 relating to the Common Stock of Wynn's International. The following Exhibit L is incorporated by reference to Exhibit L on Amendment No. 2 to
Schedule 13D of various Gabelli entities dated July 17, 1989 relating to the Common Stock of Lincoln Telecommunications Company. The following Exhibit M is incorporated by reference to Exhibit M on Amendment No. 4 to Schedule 13D of various Gabelli entities dated October 2, 1989 relating to the Common Stock of Pittway Corporation. The following Exhibit N is incorporated by reference to Exhibit N to Schedule 13D of various Gabelli entities dated October 9, 1989 relating to the Common Stock of Graphic Technology, Inc. The following Exhibit O is incorporated by reference to Exhibit O to Schedule 13D of various Gabelli entities dated January 4, 1990 relating to the Common Stock of Eljer Industries, Inc. The following Exhibit P is incorporated by reference to Exhibit P to
Schedule 13D of various Gabelli entities dated January 23, 1990 relating to the Common Stock of Eljer Industries, Inc. The following Exhibit Q is incorporated by reference to Exhibit Q to
Schedule 13D of various Gabelli entities dated May 16, 1990 relating to the Common Stock of The Norton Company, Inc. The following Exhibit R is incorporated by reference to Exhibit R on Amendment No. 5 to Schedule 13D of various Gabelli entities dated October 9, 1990 relating to the common Stock of Dynamics Corpora-tion of America. The following Exhibit S is incorporated by reference to Exhibit S on Amendment No. 3 to Schedule 13D of various Gabelli Entities dated October 16, 1990 relating to the Common Stock of United Artists Entertainment Company. The following Exhibit T is incorporated by reference to Exhibit T on Amendment No. 33 to Schedule 13D of various Gabelli entities dated December 30, 1990 relating to the Common Stock of Graphic Scanning Corporation. The following Exhibit U in incorporated by reference to Exhibit U on Amendment No. 35 to Schedule 13D of various Gabelli entities dated January 12, 1991 relating to the Common Stock of Graphic Scanning Corporation. The following Exhibit V is incorpo-rated by reference to Exhibit V on Amendment No. 9 to Schedule 13D of various Gabelli entities dated May 21, 1991 relating to the Common Stock of Century Telephone Enterprises. The following Exhibit W is incorporated by reference to Exhibit W on Amendment No. 38 to Schedule 13D of various Gabelli entities dated August 13, 1991 relating to the Common Stock of Graphic Scanning Corporation. The following Exhibits X and Y are incorporated by reference to Exhibits X and Y on Amendment No. 26 to Schedule 13D of various Gabelli entities dated September 13, 1991 relating to the Common Stock of Lynch Corporation. The following Exhibit Z is incorporat-ed by reference to Exhibit Z on Amendment No. 11 to Schedule 13D of various Gabelli entities dated December 23, 1991 relating to an agreement between Century Telephone Enterprises, Inc. and GAMCO Investors, Inc. The following Exhibit AA is incorporated by reference to Exhibit AA on Amendment No. 11 to Schedule 13D of Triad Systems Corporation relating to Powers of Attorney for various Gabelli entities. The following Exhibit CC is incorporated by reference to Exhibit CC on Amendment No. 10 to Schedule 13D of

The Liberty Corporation relating to a Memorandum of Understanding between Gabelli Funds, Inc., Mario J. Gabelli and the Federal

Communications Commission. The following Exhibit DD and Exhibit EE is incorporated by reference to Exhibit DD on Amendment No.32 to
Schedule 13D of Lynch Corporation relating to an agreement between Mr. Evanson and the Issuer. Exhibit FF dated December 28, 1992 relating to a proxy given by Mr. Meyers to Mr. Gabelli to vote all of the shares of Class A and Class B Common Stock of the Issuer attached hereto and hereafter shall be incorporated by reference as Exhibit FF. Exhibit GG dated April 13, 1993, relating to a letter agreement is attached hereto and hereinafter shall be incorporated by reference as Exhibit GG to Schedule 13D of

various Reporting Persons. Exhibit HH dated June 30, 1993,

relating to a research report on the Issuer prepared by a report ing person is attached hereto and hereafter shall be incorporated by reference as Exhibit HH to Schedule 13D of various Reporting

Persons. Exhibit II dated January 19, 1994, relating to an

agreement between Lynch Corporation and Mario J. Gabelli for the sale of common stock of Lynch Corporation to Mario J. Gabelli.

Exhibit JJ dated August 31, 1994, relating to C-Tec Corporation's

Proposed Rights Offering.


          Exhibit A:     Joint Filing Agreement

          Exhibit B:     Pertinent portions of form of investment
                         advisory agreement used by GAMCO Inves-
                         tors, Inc.

          Exhibit C:     Pertinent portions of form of brokerage
                         agreement used by Gabelli & Company,
                         Inc.

          Exhibit D:     Pertinent portions of Gabelli Funds,
                         Inc. advisory agreements.

          Exhibit E:     Pertinent portions of Gabelli Asset Fund
                         and Gabelli Growth Fund voting procedu-
                         res.

          Exhibit F:     Pertinent portions of partnership agree-
                         ments to which Gabelli Associates, GLI
                         and GPP are parties.

          Exhibit G:     Power of Attorney for Mario J. Gabelli

          Exhibit H:     Power of Attorney for Daniel E. Miller

          Exhibit I:     Power of Attorney for Joseph R. Rindler,
                         Jr.

          Exhibit J:     Power of Attorney for Douglas R. Jamieson

          Exhibit K:     Pertinent portions of the Investment
                         Management Agreement of GIL.

          Exhibit L:     Additional Power of Attorney for Douglas
                         R. Jamieson

          Exhibit M:     The Gabelli Convertible Securities Fund
                         Voting Procedures

          Exhibit N:     Pertinent portions of the Investment
                         Management Agreement of GAL

          Exhibit O:     Letter Agreement between ELJER INDUSTRI-
                         ES, INC. and THE GABELLI GROUP, INC.
                         (January 2, 1990)

          Exhibit P:     Letter Agreement between ELJER INDUSTRI-
                         ES, INC. and THE GABELLI GROUP, INC.
                         (January 19, 1990)

          Exhibit Q:     Letter Agreement between THE NORTON COM-
                         PANY and THE GABELLI GROUP, INC. (May
                         16, 1990)

          Exhibit R:     Agreement between DYNAMICS CORPORATION
                         OF AMERICA and GABELLI FUNDS, INC. and
                         GAMCO INVESTORS, INC. (October 9, 1990)

          Exhibit S:     Updated Powers of Attorney for Mario J.
                         Gabelli, Daniel E. Miller, and Joseph R.
                         Rindler

          Exhibit T:     Agreement between BSE ACQUISITION CORPO-
                         RATION and BELLSOUTH ENTERPRISES, INC.
                         and GAMCO INVESTORS, INC. (December 30,
                         1990)

          Exhibit U:     Agreement between BSE ACQUISITION CORPO-
                         RATION and BELLSOUTH ENTERPRISES, INC.
                         and GAMCO INVESTORS, INC. (January 12,
                         1991)

          Exhibit V:     Complaint against CENTURY TELEPHONE
                         ENTERPRISES by GAMCO INVESTORS, INC.
                         (May 21, 1991)

          Exhibit W:     Letter to BELLSOUTH ENTERPRISES, INC.
                         from GAMCO INVESTORS, INC. (August 13,
                         1991)

          Exhibit X:     Unanimous Written Consent of the Board
                         of Directors of Gabelli Funds, Inc.
                         (June 11, 1991)

          Exhibit Y:     Unanimous Written Consent of the Board
                         of Directors of Gabelli Securities, Inc.
                         (June 11, 1991)

          Exhibit Z:     Agreement between CENTURY TELEPHONE
                         ENTERPRISES, INC. and GAMCO INVESTORS,
                         INC. (December 23, 1991)

          Exhibit AA:    Powers of Attorneys for Mario J. Gabelli
                         and Daniel E. Miller.


          Exhibit CC:    Memorandum of Understanding between
                          Gabelli Funds, Inc. , Mario J. Gabelli
                          and the Federal Communications Commis
                          sion (dated November 3 , 1992).

          Exhibit DD:    Letter agreement between Paul Evanson
                         and Lynch Corporation with regard to a
                         sale of shares of common stock of Lynch
                         Corporation with regard to a sale of
                         Common Stock of Lynch Corporation
                         (dated November 6 , 1992.)

          Exhibit EE:    Proxy authority from Mr. Evanson to Mr.
                         Gabelli ( dated February 28, 1992).

          Exhibit FF:    Proxy dated December 28, 1992 from Mr.
                         Meyers to Mr. Gabelli to vote all of the shares of Stock of the Issuer held by Mr. Meyers.

          Exhibit GG:    Letter agreement dated April 13, 1993.

          Exhibit HH:    Research Report dated June 30, 1993 on
                         C-TEC Corporation by Gabelli & Company,
                         Inc.


          Exhibit II:   Agreement between Lynch Corporation and
                        Mario J. Gabelli for the sale of Common
                        Stock of Lynch Corporation to Mr. Gabelli
                        (dated January 19, 1994).

          Exhibit JJ:   Research Report of Gabelli & Company,
                        Inc. dated August 31, 1994 relating to
                        C-Tec Corporation's Proposed Rights
                        Offering.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:    May 8, 1995

                                   MARIO J. GABELLI



                                  By:_____________________________
                                     J. Hamilton Crawford, Jr.
                                     Attorney-in-Fact



                                   GABELLI FUNDS, INC.



                                   By:_________________________
                                      J. Hamilton Crawford, Jr.
                                      Senior Vice President
                                      and General Counsel



                                   GAMCO INVESTORS, INC.



                                   By:_________________________
                                      Douglas R. Jamieson
                                      Chief Operating Officer
                                      and Executive Vice President




                                   GLI, INC.



                                   By:______________________________
                                      Mario J. Gabelli
                                      Chairman
                                      by: J. Hamilton Crawford, Jr.
                                          Attorney-in-Fact





                                                       Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:

          The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such in-dividual is Gabelli Funds, Inc., Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.
To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in
Item 2(d) of this Schedule 13D.


Gabelli Funds, Inc.

Directors:

     Mario J. Gabelli


     Richard B. Black              Chairman of Raster Image
                                   Processing Systems; Chairman
                                   ECRM; Director of Archetype
                                   and Oak Technology; Director
                                   of The Morgan Group, Inc.;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby Street,
                                   Fort Lee, NJ 07029

     Charles C. Baum               Chairman, Director and Chief
                                   Executive Officer of The
                                   Morgan Group, Inc.;
                                   Secretary & Treasurer
                                   United Holdings
                                   2545 Wilkens Avenue
                                   Baltimore, MD  21223

     Dr. Eamon M. Kelly            President
                                   Tulane University
                                   218 Gibson Hall
                                   6823 St. Charles Avenue
                                   New Orleans, LA  70118

Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer


     J. Hamilton Crawford, Jr.     Senior Vice President
                                   and General Counsel

     Stephen G. Bondi              Vice President - Finance

     James E McKee                 Vice President, Co-General
                                   Counsel and Assistant
                                   Secretary

     Joseph J. Frazzitta           Assistant Secretary



GAMCO Investors, Inc.

Directors:
     Douglas R. Jamieson
     Joseph R. Rindler, Jr.
     Regina Pitaro
     Joseph J. Frazzitta
     F. William Scholz, II

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Douglas R. Jamieson           Chief Operating Officer and
                                   Executive Vice President

     Joseph J. Frazzitta           Vice President and Chief
                                   Financial Officer

     James E. McKee                Vice President
                                   and General Counsel

     J. Hamilton Crawford, Jr.     Assistant Secretary



Gabelli Securities, Inc.

Directors:

     Charles C. Baum               See above-Gabelli Funds, Inc.


     Joseph R. Rindler             Managing Director
                                   GAMCO Investors, Inc.
                                   One Corporate Center
                                   Rye, NY  10580

     David Perlmutter              Perlmutter & Associates
                                   200 Park Avenue, Suite 4515
                                   New York, N.Y.  10166

     Stephen G. Bondi              Acting Chief Operating Officer
                                   and Vice President

     Salvatore Muoio               Vice President-Research
                                   Gabelli & Company, Inc.
                                   One Corporate Center
                                   Rye, NY  10580

Advisors:

     Vincent J. Amabile
     Robert Blake

Officers:

     Stephen G. Bondi              Acting Chief Operating Officer
                                   and Vice President

     J. Hamilton Crawford, Jr.     Senior Vice President,
                                   Assistant Secretary, and
                                   General Counsel

     Erwin I. Mevorah              Vice President - Finance



Gabelli & Company, Inc.

Directors:

     James G. Webster, III         Chairman

     Charles C. Baum               See above-Gabelli Funds, Inc.

     Joseph J. Frazzitta           Vice President and
                                   Chief Financial Officer

Officers:

     James G. Webster, III         Chairman

     Joseph J. Frazzitta           Vice President/Finance and
                                   Chief Financial Officer

     Stephen G. Bondi              Vice President

     J. Hamilton Crawford, Jr.     Senior Vice President,
                                   Secretary and
                                   General Counsel

     Walter K. Walsh               Operations and Compliance
                                   Officer



GLI, Inc.

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.


Officers:

     Mario J. Gabelli              Chairman and Chief Investment
                                   Officer

     Stephen G. Bondi              Vice President

     J. Hamilton Crawford, Jr.     Assistant Secretary




Gabelli Associates Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British
                                   WestIndies

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British
                                   WestIndies

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Kevin Bromley                 Vice President, Treasurer and
                                   Assistant Secretary

     Sandra Wight                  Secretary and Assistant Treasurer




Gabelli International Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies


Officers:

     Kevin Bromley                 Vice President, Treasurer, and
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

     Sandra Wight                  Secretary and Assistant Treasurer
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

Lynch Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Paul J. Evanson               Chief Financial Officer
                                   FPL Group, Inc.
                                   P.O Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, Fl 33408

     Bradley J. Bell               Vice President & Treasurer
                                   Whirlpool Corp.
                                   2000 M. 63 North
                                   Administrative Center
                                   Benton Harbor, MI  49022

     Morris Berkowitz              Business Consultant
                                   163-43 Willets Point Blvd.
                                   Whitestone, NY 11357


     Richard J. Boyle              Chairman, The Boyle Group
                                   6110 Blue Circle Drive
                                   Suite 250
                                   Minnetonka, MN 55343


     Mario J. Gabelli              See above-Gabelli Funds, Inc.



     Paul Woolard                  Business Consultant
                                   116 East 68th Street
                                   New York, NY 10021

     E. Val Cerutti                Business Consultant
                                   Cerutti Consultants
                                   227 McLain Street
                                   Mount Kisco, NY   10549

Officers:

     Mario J. Gabelli              Chairman and Chief Executive
                                   Officer

     Michael J. Small              Office of the President

     Joseph H. Epel                Treasurer

     Robert E. Dolan               Chief Financial Officer

     Carmine Ceraolo               Assistant Controller

     Robert A. Hurwich             Vice President-Administration,
                                   Secretary and General Counsel

Spinnaker Industries, Inc.
One Galleria Tower
13355 Noel Road
Suite 1100
Dallas, TX  75240

Directors:

     Joseph P. Rhein               Chairman
                                   241 McClenaghan Mill Road
                                   Wynnewood, PA 19096

     Richard J. Boyle              The Boyle Group, Inc.
                                   6110 Blue Circle Drive
                                   Suite 250
                                   Minnetonka, MN  55343
     Ned N. Fleming, III           Boyle, Fleming,
                                   George & Co., Inc.
                                   One Galleria Tower
                                   13355 Noel Road
                                   Suite 1100
                                   Dallas, TX  75240
Officers:

     Robert E. Dolan               Controller

     Joseph H. Epel                Treasurer

     James W. Toman                Assistant Secretary

     Ned N. Fleming, III           President

     Richard J. Boyle              Chairman and
                                   Chief Executive Officer

     Robert A. Hurwich             Secretary


Entoleter, Inc.
251 Welton Street
Hamden, CT  06517

Directors:

     Joseph P. Rhein               See above-Spinnaker

     William F. Bullis             See above-Spinnaker

Officers:

     James W. Toman                Chief Financial Officer

     Joseph H. Epel                Treasurer and Secretary

     Robert E. Dolan               Controller


Western New Mexico Telephone Company
314 Yankee Street
Silver City, NM  88062

Directors:

     Jack C. Keen                  Chairman

     Jack W. Keen                  President

     Dr. Brian E. Gordon           Vice President

     Mary Beth Baxter              Secretary & Treasurer

     Robert E. Dolan               See above-Lynch Corporation

     Joseph H. Epel                See above-Lynch Corporation

     Carmine Ceraolo               See above-Lynch Corporation

Officers:

     Jack C. Keen                  Chairman of the Board

     Jack W. Keen                  President

     Jack L. Bentley               Executive Vice President

     Dr. Brian E. Gordon           Vice President

     Charles M. Baxter             Sr. Vice President-Operations

     Mary Beth Baxter              Secretary & Treasurer

     Joseph H. Epel                Assistant Treasurer




Inter-Community Telephone Company
P.O. Box A
Nome, ND  58062

Directors:

     Mary J. Carroll               See above-Lynch Corporation

     Carmine P. Ceraolo            See above-Lynch Corporation

     Robert E. Dolan               See above-Lynch Corporation

     Joseph H. Epel                See above-Lynch Corporation

     Leone A. Nilsen               President

     Roger J. Nilsen               P.O. Box 146
                                   Hannaford, ND 58448

     Duane A. Plecity              Secretary

     Harry B. Snyder               P.O. Box 131
                                   Buffalo, ND  58011

     Robert Snyder                 200 Broadway South
                                   Buffalo, ND 58011
Officers:

     Leone A. Nilsen               President

     Robert Snyder                 Vice President

     Duane A. Plecity              Secretary

     Harry B. Snyder               Treasurer

     Joseph H. Epel                Assistant Treasurer


Lynch Telecommunications Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Robert E. Dolan               Controller

     Jack C. Keen                  Chairman

     Michael J. Small              Vice President

Officers:

     Jack C. Keen                  Chairman

     Jack W. Keen                  President

     Michael J. Small              Vice President

     Robert A. Hurwhich            Secretary

     Mary Beth Baxter              Treasurer and
                                   Assistant Secretary

     Robert E. Dolan               Controller


Lynch Telephone Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Robert E. Dolan               Controller

     Jack C. Keen                  Chairman

     Michael J. Small              Vice President

Officers:

     Jack C. Keen                  Chairman

     Jack W. Keen                  President

     Michael J. Small              Vice President

     Robert A. Hurwhich            Secretary

     Mary Beth Baxter              Treasurer and
                                   Assistant Secretary

     Robert E. Dolan               Controller

                                                        Exhibit A

                     JOINT FILING AGREEMENT


          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments there-to) with respect to the capital stock, par value $0.001 per share, of The Gabelli Convertible Securities Fund and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 27th day of May, 1995.




                                   MARIO J. GABELLI



                                  By:_____________________________
                                     J. Hamilton Crawford, Jr.
                                     Attorney-in-Fact



                                   GABELLI FUNDS, INC.



                                   By:_________________________
                                      J. Hamilton Crawford, Jr.
                                      Senior Vice President
                                      and General Counsel



                                   GAMCO INVESTORS, INC.



                                   By:_________________________
                                      Douglas R. Jamieson
                                      Chief Operating Officer
                                      and Executive Vice President




                                   GLI, INC.



                                   By:______________________________
                                      Mario J. Gabelli
                                      Chairman
                                      by: J. Hamilton Crawford, Jr.
                                          Attorney-in-Fact